                               KANE KESSLER, P.C.
                           1350 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

                                  May 16, 2005

VIA EDGAR

Securities and Exchange Commission
Mail Stop: 03-08
450 Fifth Street, NW
Washington, D.C. 20549

Attention:  H. Christopher Owings
            Assistant Director

       Re:  Jarden Corporation
            Registration Statement on Form S-3 Amendment filed April 22, 2005
            File No. 333-123218
            Annual Report on Form 10-K for the fiscal year ended December 31,
            2004 filed March 2, 2005
            Amendment filed May 2, 2005
            Preliminary Proxy Statement on Schedule 14A revised April 22, 2005
            File No. 1-13665

Dear Mr. Owings:

         We hereby submit in electronic format with the Securities and Exchange
Commission (the "Commission"), pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and Regulation S-T, Amendment No. 2 to the Registration
Statement on Form S-3 of Jarden Corporation ("Jarden" or the "Company"), and
Amendment No. 2 to the Company's Annual Report for the year ended December 31,
2004 on Form 10-K/A.

         The Form S-3 has been revised in response to the Staff's comments contained in the Commission's letter of comment dated May 5, 2005 (the "Staff
Letter") and the Form 10-K/A has been revised in response to the Staff's comments contained in the Commission's letter of comment dated April 8, 2005 and the Staff `s Letter. In connection therewith, set forth on Schedule A hereto are the Company's responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

         Please feel free to contact Robert L. Lawrence at (212) 519-5103 or me at (212) 519-5119, with any questions regarding the foregoing.

                                                  Very truly yours,

                                                  /s/ Mitchell D. Hollander
                                                  -------------------------
                                                  Mitchell D. Hollander

Enclosures

cc:      Matthew Benson (with courtesy copy via Federal Express)
         Milwood Hobbs (with courtesy copy via Federal Express)
         David Mittelman
         Mike Moran

                                      -2-

               SCHEDULE A - RESPONSES OF JARDEN CORPORATION TO THE
                COMMISSION STAFF COMMENT LETTER DATED MAY 5, 2005

                                    FORM S-3

Plan of Distribution. page 32
-----------------------------

     1.   We note disclosure indicating that selling shareholders may sell shares of your common stock short. As requested previously, please discuss the effect of short-selling on the market price of your common shares. Your revised disclosure only addresses short-covering that would prevent further decline in the market price of your common stock.

                  In response to the Staff's comment, the Company has revised the Form S-3 to include the following language in the Plan of
                  Distribution section: "Short selling occurs when a person
                  sells shares of stock which the person does not yet own and promises to buy stock in the future to cover the sale. The general objective of the person selling the shares short is to make a profit by buying the shares later, at a lower price, to cover the sale. Significant amounts of short selling, or the perception that a significant amount of short sales could
                  occur, could depress the market price of our common stock."

Exhibit 5.1, Legality Opinion
-----------------------------

     2.   We note that your opinion speaks as of April 22, 2005. Please re-file the opinion so that it speaks as of the effective date of the registration statement and covers all amended disclosure.

                  The legality opinion has been revised in accordance with a telephone conversation with the Staff on May 11, 2005 and has been filed as Exhibit 5.1 to Amendment No. 2 to the Form S-3.
                  In accordance with our conversation with the Staff, the last paragraph of the legality opinion has been revised to strike the following phrase: "speaks only as of the date hereof."

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements
------------------------------------------
Note 1 - Significant Accounting Policies
----------------------------------------

General
-------

                                      -3-

     3.   We have read your response to our prior comment 24 and note your disclosure on the classification of distribution costs. Please confirm that you will include in a footnote in future filings the types of the other amounts included in the cost of sales line item and the other types of amounts included in the selling, general and administrative expense line item.

               In response to the Staff's comment, the Company will revise its disclosure in future filings by adding two new paragraphs titled
               Cost of Sales and Selling, General and Administrative Expenses in
               our Significant Accounting Policies Footnote, as set forth on
               Exhibit A. Such paragraphs will discuss the types of items that are included in these two lines in our financial statements.

     4.   Supplementally, please tell us if you have any retail operations in your business segments. If so, please tell us if you receive allowances and credits from vendors. Revise your disclosures in future filings to include the specific nature and timing of the allowances and credits received from vendors and other entities. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products.
          Explain to us the different types of arrangements that exist, the manner in which you classify the amounts and how you account for vendor allowances as defined in EITF 02-16. Disclose the statement of operations line item in which each of these types of payments is included. For any amount netted against each expense line item other than cost of sales, also disclose the amounts netted against each expense line item for each period presented.

               In response to the Staff's comment, please note that our retail operations are not significant and consist only of certain
               Coleman(R) retail outlets and certain direct to consumer
               operations. We do not source products from third party vendors and other entities for our retail operations. Our own businesses are the sole supplier of products to our own retail operations and therefore we do not receive allowances, credits or other consideration from vendors or other entities in respect of our retail operations. Accordingly, we respectfully advise the Staff that we believe that EITF 02-16 does not apply to our retail operations. As such, absent changes to retail operations, we believe no additional disclosure is warranted.

                                      -4-

                                                                       EXHIBIT A
                                                                       ---------

Financial Statements Insert
---------------------------

Cost of Sales

     The Company's cost of sales includes the costs of raw material and finished goods purchases, manufacturing costs and warehouse and distribution costs.

Selling, General and Administrative Expenses

     The Company's selling, general and administrative expenses include selling, administrative and corporate expenses, including but not limited to related payroll and employee benefits, employment taxes, management information systems, marketing, advertising, office rent, insurance, legal, finance, audit and travel.

                                      -5-